Contact

www.linkedin.com/in/darye (LinkedIn)
afterschoolhq.com (Company)

Top Skills

Start-up Consulting
Entrepreneurship
Team Leadership

Honors-Awards

HackIndiana Winner
Indy Civic Hack Winner
Indy Corporate Hack Winner

Darye Henry

Venture-backed Founder building tools and strategies that help leaders build scalable organizations and products

Fishers, Indiana, United States

Summary

I am a product focused CEO, building a platform to enable youth service providers to offer exceptional learning opportunities outside of the school day. I believe in using the tremendous opportunities I've been given to build technology that can make a real difference in our world.

I have over 20 years of experience building software products and working in the start-up world. I have served as CTO for dozens of startups, helping founders navigate the world of developers, architecture, technology budgets, apps, vendors, platforms, etc, in order to ultimately deliver products the first time.

I work with numerous startups and companies with tech strategy, launching tech products, and implementing better development processes. Companies I’ve worked with include Powderkeg, DeliverEnd, Iris Works, Dulead, Lumatic, and many more.

As a consultant, I’ve worked with brands like the NFL, NHL, Spike TV. I’ve had my technology featured in Times Square, on The Today Show, and in NFL Training Camp Events.

I’m extremely fortunate to have a wonderful family and excellent mentors along the way. Couldn’t do what I do with out them.

Experience

AfterSchool HQ

Founder & CEO
December 2017 - Present (8 years)
12175 Visionary Way, #710, Fishers, IN 46038

Innovating and improving afterschool programming for students, schools, and afterschool providers. Helping our students find their calling earlier in life.

Mentors Of Color

Founder

November 2017 - Present (8 years 1 month)

United States

The Blue House

Co-Founder

September 2017 - Present (8 years 3 months)

Indianapolis, Indiana Area

Helping to create music and film to elevate culture

Wellcrafted Consulting

Founder

December 2007 - Present (18 years)

Indianapolis, Indiana Area

Wellcrafted Consulting was established in 2007 with the goal of helping companies build successful software products. With over two decades of software development experience on our team, we have served hundreds of entrepreneurs and companies.

We not only develop great software, but we also assist non-technical leaders launch software products through sound technical strategy and processes. We are passionate about helping organizations achieve their goals, and we pride ourselves on our ability to translate their vision into reality.

Founder Gym

Founder Gym Graduate - Cohort 13

January 2020 - March 2020 (3 months)

Los Angeles Metropolitan Area

Founder Gym is an online training center for underrepresented founders who want to build successful tech startups. Incorporating best practices from entrepreneurship, education, and sports psychology, Founder Gym offers an innovative approach to develop the world's next great entrepreneurs.

DT Starts

CTO @ DT Starts

November 2016 - December 2019 (3 years 2 months)

5255 Winthrop Ave, Indianapolis, IN 46220

Launching software products for start ups

CoatChex (Bailment Technologies, Inc)
CTO
June 2012 - December 2012 (7 months)
Indianapolis, IN

Manage development teams, sync with CEO on product development and product roadmap

Lafayette Life Insurance Company
Senior Developer Analyst
March 2005 - May 2008 (3 years 3 months)
Lafayette, Indiana Area

Developed enterprise software for Group Insurance using .NET and SQL Server.

Wishoo
Web Developer
July 2002 - March 2005 (2 years 9 months)

Developed web apps using Cold Fusion, Flash, ASP, and SQL Server. Created digital camera control software using VB.

Education

Purdue University
B.S., Software, database, and web development · (1997 - 2002)

MIT Sloan School of Management
Certificate, Mastering Design Thinking · (2019 - 2020)

Cornerstone University
Bible/Biblical Studies · (2013 - 2014)

Arsenal Technical High School
Diploma, Math & Science · (1993 - 1997)